Exhibit 99.1

Ciner Wyoming LLC
(A Majority-Owned Subsidiary of Ciner Resources LP)
Financial Statements as of December 31, 2019 and 2018 and for the Years Ended December 31, 2019, 2018, and 2017, and Report of Independent Registered Public Accounting Firm

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers and Members of
Ciner Wyoming LLC
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ciner Wyoming LLC (“the Company”) as of December 31, 2019 and 2018, and the related statements of operations and comprehensive income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 27, 2020

We have served as the Company’s auditor since 2008.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018
(In thousands of dollars)

	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,684	$7,124
Accounts receivable - affiliates	95,115	70,359
Accounts receivable, net	35,963	36,870
Inventory	24,193	22,275
Other current assets	1,741	1,452

Total current assets	170,696	138,080

PROPERTY, PLANT, AND EQUIPMENT, NET	258,121	226,411

OTHER NON-CURRENT ASSETS	24,266	26,332

TOTAL ASSETS	$453,083	$390,823

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$14,163	$17,478
Due to affiliates	3,215	2,843
Accrued expenses	37,961	43,691

Total current liabilities	55,339	64,012

LONG-TERM DEBT	129,500	99,000

OTHER NON-CURRENT LIABILITIES	8,587	10,921

Total liabilities	193,426	173,933

COMMITMENTS AND CONTINGENCIES (See Note 12)

MEMBERS' EQUITY:
Members’ equity — Ciner Resources LP	135,423	114,434
Members’ equity — Natural Resource Partners LP	130,113	109,947
Accumulated other comprehensive loss	(5,879)	(7,491)

Total members' equity	259,657	216,890

TOTAL LIABILITIES AND MEMBERS' EQUITY	$453,083	$390,823

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(In thousands of dollars)

	2019	2018	2017

SALES - AFFILIATES	$315,847	$253,345	$304,497
SALES - OTHERS	206,996	233,414	192,843
Total net sales	522,843	486,759	497,340

COST OF PRODUCTS SOLD	247,790	243,562	237,445
FREIGHT COSTS	143,341	139,144	145,693

Total cost of products sold	391,131	382,706	383,138

GROSS PROFIT	131,712	104,053	114,202

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - AFFILIATES	18,404	17,698	16,520

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - OTHERS	1,553	2,106	1,543

LOSS ON DISPOSAL OF ASSETS, NET	—	—	1,569

LITIGATION SETTLEMENT GAIN	—	(27,500)	—

OPERATING INCOME	111,755	111,749	94,570

OTHER INCOME (EXPENSE):
Interest income	350	1,871	1,663
Interest expense	(5,893)	(5,058)	(4,531)
Other expense, net	(57)	(205)	(179)

Total other expense	(5,600)	(3,392)	(3,047)

NET INCOME	106,155	108,357	91,523

OTHER COMPREHENSIVE INCOME (LOSS)

Income (loss) on derivative financial instruments	1,612	(282)	(3,930)

COMPREHENSIVE INCOME	$107,767	$108,075	$87,593

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(In thousands of dollars)

			Accumulated
	Ciner	Natural Resource	Other Comprehensive	Total Members'
	Resources LP	Partners LP	(Loss) Income	Equity

Balance at December 31, 2016	$111,945	$107,556	$(3,279)	$216,222

Allocation of net income	46,677	44,846	—	91,523
Capital distribution to members	(51,000)	(49,000)	—	(100,000)
Other comprehensive loss	—	—	(3,930)	(3,930)

Balance at December 31, 2017	$107,622	$103,402	$(7,209)	$203,815

Allocation of net income	55,262	53,095	—	108,357
Capital distribution to members	(48,450)	(46,550)	—	(95,000)
Other comprehensive loss	—	—	(282)	(282)

Balance at December 31, 2018	$114,434	$109,947	$(7,491)	$216,890

Allocation of net income	54,139	52,016	—	106,155
Capital distribution to members	(33,150)	(31,850)	—	(65,000)
Other comprehensive income	—	—	1,612	1,612

Balance at December 31, 2019	$135,423	$130,113	$(5,879)	$259,657

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017
(In thousands of dollars)

	2019	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$106,155	$108,357	$91,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	26,440	27,996	26,827
Loss on disposal of assets, net	642	—	1,569
Other non-cash items	304	448	299
(Increase) decrease in:
Accounts receivable - affiliates	(24,756)	28,152	(36,691)
Accounts receivable, net	907	(2,683)	(792)
Inventory	(385)	(3,025)	498
Other current and non-current assets	(123)	(228)	(189)
Increase (decrease) in:
Accounts payable	(3,073)	2,350	1,679
Accrued expenses and other liabilities	(73)	4,067	(1,124)
Due to affiliates	372	(240)	(1,124)

Net cash provided by operating activities	106,410	165,194	82,475

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(65,350)	(39,419)	(24,757)

Net cash used in investing activities	(65,350)	(39,419)	(24,757)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facility	102,000	104,000	88,500
Repayments on revolving credit facility	(71,500)	(143,000)	(28,500)
Repayments on other long-term debt	—	(11,400)	(8,600)
Debt issuance costs	—	—	(1,097)
Cash distribution to members	(65,000)	(95,000)	(100,000)

Net cash used in financing activities	(34,500)	(145,400)	(49,697)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,560	(19,625)	8,021

CASH AND CASH EQUIVALENTS:
Beginning of year	7,124	26,749	18,728

End of year	$13,684	$7,124	$26,749

SUPPLEMENTAL DISLCOSURES OF CASH FLOW INFORMATION:
Interest paid during the year	$5,476	$5,141	$4,097

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING ACTIVITIES :
Capital expenditures on account	$6,786	$14,002	$1,034

See notes to financial statements.

CINER WYOMING LLC
(A Majority Owned Subsidiary of Ciner Resources LP)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018, AND 2017
(Dollars in thousands)

1.	Corporate Structure
A 51% membership interest in Ciner Wyoming LLC (the "Company," "Ciner Wyoming," "we," "us," or "our") is owned by Ciner Resources LP ("Ciner Resources" or the "Partnership"). NRP Trona LLC, a wholly owned subsidiary of Natural Resource Partners LP ("NRP") owns a 49% membership interest in the Company. Ciner Resources is a master limited partnership traded on the New York Stock Exchange and is currently owned approximately 72% by Ciner Wyoming Holding Co. ("Ciner Holdings"), approximately 2% by Ciner Resource Partners LLC (our “general partner” or “Ciner GP”) and approximately 26% by the general public. Ciner Holdings is 100% owned by Ciner Resources Corporation ("Ciner Corp") which is 100% owned by Ciner Enterprises, Inc. ("Ciner Enterprises"). As of December 31, 2019, Ciner Enterprises was 100% owned by WE Soda Ltd., a U.K. corporation (“WE Soda”). WE Soda is a direct wholly-owned subsidiary of KEW Soda Ltd., a U.K. corporation (“KEW Soda”), which is a direct wholly-owned subsidiary of Akkan Enerji ve Madencilik Anonim Şirketi ("Akkan"), which is 100% owned by Turgay Ciner, the Chairman of the Ciner Group, a Turkish conglomerate of companies engaged in energy and mining (including soda ash mining), media and shipping markets.
On February 22, 2018, Akkan transferred its direct 100% ownership in Ciner Enterprises to KEW Soda, a U.K. company, which transferred such ownership to WE Soda, a U.K. company. WE Soda is 100% owned by KEW Soda, and KEW Soda is wholly owned by Akkan. This reorganization is a part of Ciner Group’s strategy to combine the global soda ash business under a common structure in the U.K.
2. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
The Company's operations consist of the mining of trona ore, which, when processed, becomes soda ash. All our soda ash processed is sold to various domestic customers, and to American Natural Soda Ash Corporation ("ANSAC"), which is an affiliate for export sales. All mining and processing activities take place in one facility located in Green River, Wyoming. The Company began selling soda ash in late 2016 to Ciner Ic ve Dis Ticaret Anonim Sirketi ("CIDT"), an affiliate for export sales, and continued into 2017. However, there were no sales to CIDT during the years ended December 31, 2019 and December 31, 2018, as the contract with CIDT terminated in 2017.
ANSAC Exit - On November 9, 2018, Ciner Resources Corporation delivered a notice to terminate its membership in ANSAC, a cooperative that serves as the primary international distribution channel for the Company as well as two other U.S. manufacturers of trona-based soda ash.  The effective termination date of Ciner Corp’s membership in ANSAC is December 31, 2021 (the “ANSAC termination date”). In the event an ANSAC member exits or the ANSAC cooperative is dissolved, the exiting members are obligated for their respective portion of the residual net assets or deficit of the cooperative. Potential liabilities associated with exiting ANSAC are not currently probable or estimable.
ANSAC was the Company's largest customer for the years ended December 31, 2019, 2018 and 2017, accounting for 60.4%, 52.0% and 44.7%, respectively, of the Company's net sales. Although ANSAC has been the Company's largest customer for the years ended December 31, 2019, 2018, and 2017, the Company anticipates that the impact of such termination on its net sales, net income and liquidity will be limited. The Company made this determination primarily based upon the belief that it will continue to be one of the lowest cost producers of soda ash in the global market that has historically seen demand for soda ash exceed supply of soda ash. After the ANSAC termination date, the Company expects Ciner Corp will begin marketing soda ash directly on the Company's behalf into international markets which are currently being served by ANSAC and intends to utilize the distribution network that has already been established by the global Ciner Group. The Company believes that by combining its volumes with Ciner Group’s soda ash exports from Turkey, Ciner Corp's withdrawal from ANSAC will allow the Company to leverage the larger, global Ciner Group’s soda ash operations which the Company expects will eventually lower its cost position and improve its ability to optimize our market share both domestically and internationally.  Further, being able to work with the global Ciner Group will provide the Company the opportunity to attract and efficiently serve larger global customers. In addition, the Company will need access to an international logistics infrastructure that includes, among other things, a domestic port for export capabilities. These export capabilities are currently being developed by Ciner Enterprises and options being evaluated range from continued outsourcing in the near term to developing its own port capabilities in the longer term.  The development costs of export capabilities are currently being paid by Ciner Enterprises, who are evaluating how these costs might be allocated to the Company, which could include ownership by the Company and repayment for the development costs and related assets or a service agreement model for logistics services which includes reimbursements for development costs. Since a decision to allocate costs to the Company has not been made yet and the Company is not currently using any Ciner Enterprises export services, none of these development costs have been recorded by the Company through December 31, 2019.
A summary of the significant accounting policies is as follows:
Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Revenue Recognition - On May 28, 2014 the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customer, that requires companies to recognize revenue when a customer obtains control rather than when companies have transferred substantially all risks and rewards of a good or service. The Company adopted this ASC effective January 1, 2018, as permitted by the ASC, using the modified retrospective method and we have not made any adjustment to opening retained earnings. The Company has applied the provisions of this ASC and notes that our adoption of ASC 606 does not materially change the amount or timing of revenues recognized by us, nor does it materially affect our financial position. The majority of our revenues generated are recognized upon delivery and transfer of title to the product to our customers. The time at which delivery and transfer of title occurs, for the majority of our contracts with customers, is the point when the product leaves our facility, thereby rendering our performance obligation fulfilled. Additionally, the Company has made an accounting policy election to account for shipping and handling activities as fulfillment costs.
Freight Costs - The Company includes freight costs billed to customers for shipments administered by the Company in gross sales. The related freight costs along with cost of products sold are deducted from gross sales to determine gross profit.
Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of money market deposit accounts.
Accounts Receivable - Accounts receivable are carried at the original invoice amount less an estimate for doubtful receivables. We generally do not require collateral against outstanding accounts receivable. The allowance for doubtful accounts is based on specifically identified amounts that the Company believes to be uncollectible. An additional allowance is recorded based on certain percentages of aged receivables, which are determined based on management’s assessment of the general financial conditions affecting the Company’s customer base. We determined that no allowance for doubtful accounts was required against receivables from affiliates as of December 31, 2019 and 2018. If actual collection experience changes, revisions to the allowance may be required. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. During the years ended December 31, 2019, 2018 and 2017, there were no significant accounts receivable bad debt expenses, write-offs or recoveries.
Inventory - Inventory is carried at the lower of cost or market. Cost is determined using the first-in, first-out method for raw material and finished goods inventory and the weighted average cost method for stores inventory. Costs include raw materials, direct labor and manufacturing overhead. Market is based on current replacement cost for raw materials and net realizable value for stores inventory and finished goods.
•Raw material inventory includes material, chemicals and natural resources being used in the mining and refining process.
•Finished goods inventory is the finished product soda ash.

•Stores inventory includes parts, materials and operating supplies which are typically consumed in the production of soda ash and currently available for future use. Inventory expected to be consumed within the year is classified as current assets and remainder is classified as non-current assets.

Property, Plant, and Equipment - Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of depreciable assets, using the straight-line method. The estimated useful lives applied to depreciable assets are as follows:

Useful Lives
Land improvements	10 years
Depletable land	15-60 years
Buildings and building improvements	10-30 years
Computer hardware	3-5 years
Machinery and equipment	5-20 years
Furniture and fixtures	10 years
The Company's policy is to evaluate property, plant, and equipment for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An indicator of potential impairment would include situations when the estimated future undiscounted cash flows are less than the carrying value. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and the carrying value of the asset.
Derivative Instruments and Hedging Activities - The Company may enter into derivative contracts from time to time to manage exposure to the risk of exchange rate changes on its foreign currency transactions, the risk of changes in natural gas prices, and the risk of the variability in interest rates on borrowings. Gains and losses on derivative contracts qualifying for hedge accounting are reported as a component of the underlying transactions. The Company follows hedge accounting for its hedging activities. All derivative instruments are recorded on the balance sheet at their fair values. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company designates its derivatives based upon criteria established for hedge accounting under generally accepted accounting principles. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. Any significant ineffective portion of the gain or loss is reported in earnings immediately. For derivatives not designated as hedges, the gain or loss is reported in earnings in the period of change. The natural gas physical forward contracts are accounted for under the normal purchases and normal sales scope exception.
The Company has interest rate swap contracts, designated as cash flow hedges, to mitigate our exposure to possible increases in interest rates. The swap contracts consist of four individual $12,500 swaps with an aggregate notional value of $50,000 at both December 31, 2019 and December 31, 2018, and have various maturities through 2023. At December 31, 2019, it is anticipated that approximately $855 of losses currently recorded in accumulated other comprehensive income (loss) will be reclassified into earnings within the next twelve months.
The Company has entered into financial natural gas forward contracts, designed as cash flow hedges, to mitigate volatility in the price of the natural gas the Company consumes. These contracts generally have various maturities through 2024. These contracts had an aggregate notional value of $31,196 and $41,206 at December 31, 2019 and December 31, 2018 respectively. Refer to footnote 12 for details surrounding both the physical and financial portions of our natural gas forward contracts. At December 31, 2019, it was anticipated that $2,264 of losses currently recorded in accumulated other comprehensive income (loss) will be reclassified into earnings within the next twelve months.
The following table presents the fair value of derivative assets and liabilities and the respective balance sheet locations as of:

	Assets				Liabilities
	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedges:
Interest rate swap contracts - current		$—		$—	Accrued Expenses	$855	Accrued Expenses	$319
Natural gas forward contracts - current	Other current assets	136		—	Accrued Expenses	2,400	Accrued Expenses	1,617
Natural gas forward contracts - non-current	Other Non-current assets	155		—	Other non-current liabilities	2,915	Other non-current liabilities	5,555
Total derivatives designated as hedging instruments		$291		$—		$6,170		$7,491

Income Tax - The Company is organized as a pass-through entity for federal and most state income tax purposes. Taxes assessed by states on the Company are de minimis. As a result, the members are responsible for federal income taxes based on their respective share of taxable income. Net income for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under the membership agreement.

Reclamation Costs - The Company is obligated to return the land beneath its refinery and tailings ponds to its natural condition upon completion of operations and is required to return the land beneath its rail yard to its natural condition upon termination of the various lease agreements.

The Company accounts for its land reclamation liability as an asset retirement obligation, which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the estimated useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.
The estimated original liability calculated in 1996 for the refinery and tailing ponds was calculated based on the estimated useful life of the mine, which was 80 years, and on external and internal estimates as to the cost to restore the land in the future and state regulatory requirements. During 2019, 2018 and 2017 the estimated remaining estimated useful life of the mine was 59 years, 60 years and 66 years, respectively. In 2020, the mining reserve will be amortized over a remaining life of 58 years. The decline in estimated mining reserves estimated remaining life is based on the results of an independent mine reserve analysis conducted as of December 31, 2017. The independent mine reserve analysis is routine and performed approximately every three years. The liability was discounted using a weighted average credit-adjusted risk-free rates of approximately 6% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding charge being recorded to cost of products sold.

During 2011, the Company constructed a rail yard to facilitate loading and switching of rail cars. The Company is required to restore the land on which the rail yard is constructed to its natural conditions. The original estimated liability for restoring the rail yard to its natural condition was calculated based on the land lease life of 30 years and on external and internal estimates as to the cost to restore the land in the future. The liability is discounted using a credit-adjusted risk-free rate of 4.25% and is being accreted throughout the estimated life of the related assets to equal the total estimated costs with a corresponding charge being recorded to cost of products sold.

Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair values of each class of financial instruments:

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, derivative financial instruments and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value because of the nature of such instruments. Our long-term debt and derivative financial instruments are measured at their fair values with Level 2 inputs based on quoted market values for similar but not identical financial instruments.

Long-Term Debt - The carrying value of our long-term debt materially reflects the fair value of our long-term debt as rates are variable and its key terms are similar to indebtedness with similar amounts, durations and credit risks.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Fair value accounting requires that these financial assets and liabilities be classified into one of the following three categories:

•	Level 1-inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.

•
Level 2-inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.

•	Level 3-inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.
Subsequent Events - The Company has evaluated all subsequent events through February 27, 2020, the date the financial statements were available to be issued. See Note 16 - Subsequent Event for additional information.

Recently Issued Accounting Standards - In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) to increase the transparency and comparability of leases among entities. Additional ASUs have been issued subsequent to ASU 2016-02 to provide supplementary clarification and implementation guidance for leases related to, among other things, the application of certain practical expedients, the rate implicit in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments. ASU 2016-02 and these additional ASUs are now codified as ASC 842. Pursuant to these updates, accounting for leases by lessors remains largely unchanged from current guidance. The update requires that lessees recognize a lease liability and a right of use asset for all leases (with the exception of short-term leases) at the commencement date of the lease and disclose key information about leasing arrangements. For leases less than 12 months, an entity is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The Company made this election upon adoption. The Company adopted ASC 842 effective January 1, 2019 using a modified retrospective approach under which prior comparative periods were not adjusted, as permitted by the guidance. The Company has determined that the adoption of the new standard did not have a material impact on the balance sheet or statement of operations because the Company has no material long term leases that are subject to ASC 842. Ciner Corp was determined to be the ultimate lessee for rail car lease agreements under ASC 842, and the Company will continue to incur an allocation of rent expense in relation to the use of rail cars leased by Ciner Corp.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (“ASU Topic 815”) - Targeted Improvements to Accounting for Hedging Activities. ASU Topic 815 aims to improve the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. In addition, ASU Topic 815 makes certain targeted improvements to simplify the application of the existing hedge accounting guidance. The Company adopted ASU Topic 815 effective January 1, 2019 and concluded there was no material impact to the Company’s financial statements.
Recent Guidance Not Adopted Yet - In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)” ("ASU 2016-13"). This ASU introduces the current expected credit loss (CECL) model, which will require an entity to measure credit losses for certain financial instruments and financial assets, including trade receivables. Under this update, on initial recognition and at each reporting period, an entity will be required to recognize an allowance that reflects the entity’s current estimate of credit losses expected to be incurred over the life of the financial instrument. ASU 2016-13 is effective for periods beginning after December 15, 2019. The Company continues to evaluate ASU 2016-13 but does not expect a material impact to the Company’s financial statements.
In August 2018, the FASB issued ASU 2018-15, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force)” (“ASU 2018-15”), which amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement (“CCA”) that is a service contract. ASU 2018-15 amends ASC 350 and clarifies that a customer should apply ASC 350-40 to determine which implementation costs should be capitalized in a CCA. ASU 2018-15 does not expand on existing disclosure requirements except to require a description of the nature of hosting arrangements that are service contracts. Entities are permitted to apply either a retrospective or prospective transition approach to adopt the guidance. ASU 2018-15 is effective for periods beginning after December 15, 2019. The Company continues to evaluate ASU 2018-15 but does not expect a material impact to the Company’s financial statements.

3. ACCOUNTS RECEIVABLE, NET
Accounts receivable, net as of December 31, 2019 and 2018 consisted of the following:

	2019	2018
Trade receivables	$30,281	$30,993
Other receivables	5,742	5,897
	36,023	36,890
Allowance for doubtful accounts	(60)	(20)
Total	$35,963	$36,870
4. INVENTORY
Inventory as of December 31, 2019 and 2018 consisted of the following:

	2019	2018
Raw materials	$8,672	$10,867
Finished goods	6,894	5,112
Stores inventory, current	8,627	6,296
Total	$24,193	$22,275

5. PROPERTY, PLANT, AND EQUIPMENT, NET
Property, plant, and equipment as of December 31, 2019 and 2018 consisted of the following:

	2019	2018
Land and land improvements	$192	$192
Depletable land	2,957	2,957
Buildings and building improvements	137,937	137,176
Computer hardware	4,734	4,680
Machinery and equipment	644,132	649,488
Total	789,952	794,493
Less accumulated depreciation, depletion and amortization	(622,545)	(614,415)
Total net book value	167,407	180,078
Construction in progress	90,714	46,333
Property, plant, and equipment, net	$258,121	$226,411

Depreciation, depletion and amortization expense on property, plant and equipment was $26,175, $27,731 and $26,418 for the years ended December 31, 2019, 2018 and 2017, respectively.
The increase in construction in progress from December 31, 2018 to December 31, 2019 is due to construction on a co-generation facility which we are planning to be operational by the end of the first quarter of 2020 and the execution of the early phases for a Green River Expansion Project that we believe will significantly increase production levels of soda ash.
6. OTHER NON-CURRENT ASSETS
Other non-current assets as of December 31, 2019 and 2018 consisted of the following:

	2019	2018
Stores inventory, non-current	$17,571	$19,394
Internal-use software, net of accumulated amortization	6,088	6,191
Deferred financing costs and other	607	747
Total	$24,266	$26,332
During the years ended December 31, 2019, 2018 and 2017, in accordance with ASC 350-40, Internal Use Software, we capitalized $596, $6,191 and $0, respectively, of certain internal use software development costs. Software development activities generally consist of three stages (i) the research and planning stage, (ii) the application and infrastructure development stage, and (iii) the post-implementation stage. Costs incurred in the planning and post-implementation stages of software development, or other maintenance and development expenses that do not meet the qualification for capitalization are expensed as incurred. Costs incurred in the application and infrastructure development stage, including significant enhancements and upgrades, are capitalized. These software development costs are amortized on a straight-line basis over the estimated useful life of five to ten years under depreciation and amortization expense which is included in the cost of products sold financial statement line item of the statements of operations. During the years ended December 31, 2019, 2018 and 2017, we amortized internal use software development costs of $699, $0 and $0, respectively. Amortization for these internal use software development costs are expected to be approximately $699 per year during the amortization period.
7. ACCRUED EXPENSES
Accrued expenses as of December 31, 2019 and 2018 consisted of the following:

	2019	2018
Accrued capital expenditures	$6,156	$13,131
Accrued employee compensation & benefits	6,898	7,083
Accrued energy costs	5,654	6,592
Accrued royalty costs	7,143	6,529
Accrued other taxes	4,801	4,747
Accrued derivatives	3,255	1,936
Other accruals	4,054	3,673
Total	$37,961	$43,691

8. DEBT
Long-term debt as of December 31, 2019 and 2018 consisted of the following:

	2019	2018
Ciner Wyoming Credit Facility, unsecured principal expiring on August 1, 2022, variable interest rate as a weighted average rate of 3.27% and 3.99% at December 31, 2019 and 2018, respectively	$129,500	$99,000
Total long-term debt	$129,500	$99,000

Aggregate maturities required on long-term debt at December 31, 2019 are due in future years as follows:

2020 - 2021	$—
2022	129,500
2023 and thereafter	—
Total	$129,500

Ciner Wyoming Credit Facility
On August 1, 2017, Ciner Wyoming entered into a Credit Agreement (“Ciner Wyoming Credit Facility”) with each of the lenders listed on the respective signature pages thereof and PNC Bank, National Association, as administrative agent, swing line lender and a Letter of Credit (“L/C”) issuer. The Ciner Wyoming Credit Facility replaces the former Credit Facility (“Former Ciner Wyoming Credit Facility”), dated as of July 18, 2013, by and among Ciner Wyoming, the lenders party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, as amended, which was terminated on August 1, 2017 upon entry into the Ciner Wyoming Credit Facility. This arrangement was accounted for as a modification of debt in accordance with ASC 470-50.
The Ciner Wyoming Credit Facility is a $225,000 senior unsecured revolving credit facility with a syndicate of lenders, which will mature on the fifth anniversary of the closing date of such credit facility. The Ciner Wyoming Credit Facility provides for revolving loans to fund working capital requirements, capital expenditures, to consummate permitted acquisitions and for all other lawful purposes. The Ciner Wyoming Credit Facility has an accordion feature that allows Ciner Wyoming to increase the available revolving borrowings under the facility by up to an additional $75,000, subject to Ciner Wyoming receiving increased commitments from existing lenders or new commitments from new lenders and the satisfaction of certain other conditions. In addition, the Ciner Wyoming Credit Facility includes a sublimit up to $20,000 for same-day swing line advances and a sublimit up to $40,000 for letters of credit. Ciner Wyoming’s obligations under the Ciner Wyoming Credit Facility are unsecured.
The Ciner Wyoming Credit Facility contains various covenants and restrictive provisions that limit (subject to certain exceptions) Ciner Wyoming’s ability to:
•make distributions on or redeem or repurchase units;
•incur or guarantee additional debt;
•make certain investments and acquisitions;
•incur certain liens or permit them to exist;
•enter into certain types of transactions with affiliates of Ciner Wyoming;
•merge or consolidate with another company; and
•transfer, sell or otherwise dispose of assets.
The Ciner Wyoming Credit Facility also requires quarterly maintenance of a leverage ratio (as defined in the Ciner Wyoming Credit Facility) of not more than 3.00 to 1.00 and an interest coverage ratio (as defined in the Ciner Wyoming Credit Facility) of not less than 3.00 to 1.00.
The Ciner Wyoming Credit Facility contains events of default customary for transactions of this nature, including (i) failure to make payments required under the Ciner Wyoming Credit Facility, (ii) events of default resulting from failure to comply with covenants and financial ratios in the Ciner Wyoming Credit Facility, (iii) the occurrence of a change of control, (iv) the institution of insolvency or similar proceedings against Ciner Wyoming and (v) the occurrence of a default under any other material indebtedness Ciner Wyoming may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the Ciner Wyoming Credit Facility, the administrative agent shall, at the request of the Required Lenders (as defined in the Ciner Wyoming Credit Facility), or may, with the consent of the Required Lenders, terminate all outstanding commitments under the Ciner Wyoming Credit Facility and may declare any outstanding principal of the Ciner Wyoming Credit Facility debt, together with accrued and unpaid interest, to be immediately due and payable.
Under the Ciner Wyoming Credit Facility, a change of control is triggered if Ciner Corp and its wholly-owned subsidiaries, directly or indirectly, cease to own all of the equity interests, or cease to have the ability to elect a majority of the board of directors (or similar governing body) of our general partner (or any entity that performs the functions of the Partnership’s general partner). In addition, a change of control would be triggered if the Partnership ceases to own at least 50.1% of the economic interests in Ciner Wyoming or ceases to have the ability to elect a majority of the members of Ciner Wyoming’s board of managers.
Loans under the Ciner Wyoming Credit Facility bear interest at Ciner Wyoming’s option at either:
•a Base Rate, which equals the highest of (i) the federal funds rate in effect on such day plus 0.50%, (ii) the administrative agent’s prime rate in effect on such day or (iii) one-month LIBOR plus 1.0%, in each case, plus an applicable margin; or

•Eurodollar Rate plus an applicable margin.
The unused portion of the Ciner Wyoming Credit Facility is subject to an unused line fee ranging from 0.225% to 0.300% per annum based on Ciner Wyoming’s then current leverage ratio.

At December 31, 2019, Ciner Wyoming was in compliance with all financial covenants of the Ciner Wyoming Credit Facility.
WE Soda and Ciner Enterprises Facilities Agreement
On August 1, 2018, Ciner Enterprises, the entity that indirectly owns and controls Ciner Wyoming, refinanced its existing credit agreement and entered into a new facilities agreement, to which WE Soda and Ciner Enterprises (as borrowers), and KEW Soda, WE Soda, certain related parties and Ciner Enterprises, Ciner Holdings and Ciner Corp (as original guarantors and together with the borrowers, the “Ciner obligors”), are parties (as amended and restated or otherwise modified, the “Facilities Agreement”), and certain related finance documents. The Facilities Agreement expires on August 1, 2025.
Even though Ciner Wyoming is not a party or a guarantor under the Facilities Agreement, while any amounts are outstanding under the Facilities Agreement we will be indirectly affected by certain affirmative and restrictive covenants that apply to WE Soda and its subsidiaries (which includes us). Besides the customary covenants and restrictions, the Facilities Agreement includes provisions that, without a waiver or amendment approved by lenders whose commitments are more than 66-2/3% of the total commitments under the Facilities Agreement to undertake such action, would (i) prevent transactions with our affiliates that could reasonably be expected to materially and adversely affect the interests of certain finance parties, (ii) restrict the ability to amend the Company's agreement or Ciner Holdings' company agreement or Company's other constituency documents if such amendment could reasonably be expected to materially and adversely affect the interests of the lenders to the Facilities Agreement; and (iii) prevent actions that enable certain restrictions or prohibitions on our ability to upstream cash (including via distributions) to the borrowers under the Facilities Agreement.  In addition, Ciner Enterprises’ ownership in Ciner Holdings, is subject to a lien under the Facilities Agreement, which enables the lenders under the Facilities Agreement to foreclose on such collateral and take control of Ciner Holdings if any of WE Soda or KEW Soda or certain of their related parties, or Ciner Enterprises, Ciner Corp or Ciner Holdings is unable to satisfy its respective obligations under the Facilities Agreement.

9. OTHER NON-CURRENT LIABILITIES
Other non-current liabilities as of December 31, 2019 and 2018 consisted of the following:

	2019	2018
Reclamation reserve	$5,672	$5,366
Derivative instruments and hedges, fair value liabilities	2,915	5,555
Total	$8,587	$10,921
Details of the reclamation reserve shown above are as follows:

	2019	2018
Reclamation reserve at beginning of year	$5,366	$5,080
Accretion expense	306	286
Reclamation reserve at end of year	$5,672	$5,366

10. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit plans offered and administered by Ciner Corp and is allocated its portions of the annual costs related thereto. The specific plans are as follows:
Retirement Plans - Benefits provided under the pension plan for salaried employees and pension plan for hourly employees (collectively, the “Retirement Plans”) are based upon years of service and average compensation for the highest 60 consecutive months of the employee’s last 120 months of service, as defined. Each Retirement Plan covers substantially all full-time employees hired before May 1, 2001. Ciner Corp’s Retirement Plans had a net unfunded liability balance of $54,800 and $56,883 at December 31, 2019 and December 31, 2018, respectively. Ciner Corp’s current funding policy is to contribute an amount within the range of the minimum required and the maximum tax-deductible contribution. The Company's allocated portion of the pension plans' net periodic pension costs was $994, $412 and $1,358 for the years ended December 31, 2019, 2018 and 2017, respectively. The increase in pension costs in 2019 was driven by asset changes from the prior year.
Savings Plan - The 401(k) retirement plan (the “401(k) Plan”) covers all eligible hourly and salaried employees. Eligibility is limited to all domestic residents and any foreign expatriates who are in the United States indefinitely. The 401(k) Plan permits employees to contribute specified percentages of their compensation, while the Company makes contributions based upon specified percentages of employee contributions. Participants hired on or subsequent to May 1, 2001, will receive an additional contribution from the Company based on a percentage of the participant’s base pay. Contributions made to the 401(k) Plan for the years ended December 31, 2019, 2018 and 2017 were $3,032, $2,833 and $3,735, respectively.
Postretirement Benefits - Most of the Company's employees are eligible for postretirement benefits other than pensions if they reach retirement age while still employed.
The postretirement benefits are accounted for by Ciner Corp on an accrual basis over an employee’s period of service. The postretirement plan, excluding pensions, is not funded, and Ciner Corp has the right to modify or terminate the plan. The post-retirement plan had a net unfunded liability of $13,757 and $9,851 at December 31, 2019 and 2018, respectively. The increase in the obligation as of December 31, 2019 as compared to December 31, 2018 is due to Ciner Corp amending its postretirement benefit plan, updating it’s per capita claims costs to reflect increased benefit payments and a decrease in the discount rate used to determine benefit obligations at December 31, 2019.
The Company's allocated portion of postretirement (benefit) costs was $(2,152), $(2,940) and $(2,823) for the years ended December 31, 2019, 2018 and 2017, respectively. The postretirement benefit for the Company in 2019, 2018 and 2017 is due to the aforementioned changes made to the postretirement benefit plan.

11. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss as of December 31, 2019, 2018 and 2017 consisted of the following:

	Interest Rate Swap Contract	Natural Gas Forwards Contracts	Total

BALANCE at December 31, 2016	$(439)	$(2,840)	$(3,279)

Other comprehensive income (loss) before reclassification	61	(5,411)	(5,350)
Amounts reclassified from accumulated other comprehensive loss	376	1,044	1,420

Net current-period other comprehensive income (loss)	437	(4,367)	(3,930)

BALANCE at December 31, 2017	$(2)	$(7,207)	$(7,209)

Other comprehensive loss before reclassification	(354)	(1,002)	(1,356)
Amounts reclassified from accumulated other comprehensive loss	37	1,037	1,074

Net current-period other comprehensive (loss) income	(317)	35	(282)

BALANCE at December 31, 2018	$(319)	$(7,172)	$(7,491)

Other comprehensive (loss) income before reclassification	(711)	1,085	374
Amounts reclassified from accumulated other comprehensive loss	175	1,063	1,238

Net current-period other comprehensive (loss) income	(536)	2,148	1,612

BALANCE at December 31, 2019	$(855)	$(5,024)	$(5,879)
The components of other comprehensive income/(loss), attributable to the Company, that have been reclassified out of Accumulated other comprehensive loss consisted of the following:

	2019	2018	2017	Affected Line Items on the Statements of Operations and Comprehensive Income
Details about other comprehensive income/(loss) components:
Gains on cash flow hedges:
Interest rate swap contracts	$175	$37	$376	Interest expense
Commodity hedge contracts	1,063	1,037	1,044	Cost of products sold
Total reclassifications for the period	$1,238	$1,074	$1,420

12. COMMITMENTS AND CONTINGENCIES
The Company leases and licenses mineral rights from the U.S. Bureau of Land Management, the state of Wyoming, Rock Springs Royalty Company, LLC (“RSRC”) an affiliate of Occidental Petroleum Corporation (formerly an affiliate of Anadarko Petroleum Corporation), and other private parties which provide for royalties based upon production volume. The Company has a perpetual right of first refusal with respect to these leases and license and intends to continue renewing the leases and license as has been its practice.
The Company entered into a 10 year rail yard switching and maintenance agreement with a third party, Watco Companies, LLC (“Watco”), on December 1, 2011. Under the agreement, Watco provides rail-switching services at the Company’s rail yard. The Company’s rail yard is constructed on land leased by Watco from Rock Springs Grazing Association and on land by which Watco holds an easement from Anadarko Land Corp; the Rock Springs Grazing Association land lease is renewable every five years for a total period of thirty years, while the Anadarko Land Corp. easement lease is perpetual.

The Company has an option agreement with Watco to assign these leases to the Company at any time during the land lease term. An annual rental of $15 is paid under the easement and an annual rental of $60 is paid under the lease.
The Company entered into two track lease agreements, collectively expiring in 2021, with Union Pacific Company for certain rail tracks used in connection with the rail yard.
As of December 31, 2019, the total minimum contractual rental commitments under the Company’s various operating leases, including renewal periods were as follows:

	Leased Land	Track Leases	Total
2020	$75	$70	$145
2021	75	33	108
2022	75	—	75
2023	75	—	75
2024	75	—	75
Thereafter	1,200	—	1,200
Total	$1,575	$103	$1,678
Ciner Corp typically enters into operating lease contracts with various lessors for rail cars to transport product to customer locations and warehouses. Rail car leases under these contractual commitments range for periods from one to ten years. Ciner Corp's obligations related to these rail car leases are $11,134 in 2020, $8,485 in 2021, $5,568 in 2022, $2,586 in 2023, $2,255 in 2024 and $4,038 in 2025 and thereafter. Total lease expense allocated to the Company from Ciner Corp was approximately $11,770, $13,919 and $14,628 for the years ended December 31, 2019, 2018 and 2017, respectively, and is recorded in cost of products sold.

Purchase Commitments - The Company has both physical and financial natural gas supply contracts to mitigate volatility in the price of natural gas. As of December 31, 2019, these contracts totaled approximately $37,500 for the purchase of a portion of our natural gas requirements over approximately the next five years. The supply purchase agreements have specific commitments of $16,095 in 2020, $9,974 in 2021, $6,213 in 2022, $4,317 in 2023 and $864 in 2024. The Company has a separate contract that expires in 2021 and renews annually thereafter, for transportation of natural gas with an average annual cost of approximately $3,928 per year.
Legal and Environmental - From time to time we are party to various claims and legal proceedings related to our business. Although the outcome of these proceedings cannot be predicted with certainty, management does not currently expect any of the legal proceedings we are involved in to have a material effect on our business, financial condition and results of operations. We cannot predict the nature of any future claims or proceedings, nor the ultimate size or outcome of existing claims and legal proceedings and whether any damages resulting from them will be covered by insurance.
Litigation Settlement- On February 2, 2016, amended on January 3, 2017, Ciner Wyoming filed suit against RSRC in the Third Judicial District Court in Sweetwater County, Wyoming, Case No. C-16-77-L, seeking, among other things, to recover approximately $32,000 in royalty overpayments.  The royalty payments arose under our license with RSRC, an affiliate of Occidental Petroleum Corporation, to mine sodium minerals from lands located in Sweetwater County, Wyoming (“License”). The License sets the applicable royalty rate based on a most favored nation clause, where either the royalty rate is set at the same royalty rate we pay to other licensors in Sweetwater County for sodium minerals, or, if certain conditions are met, the royalty rate is set by the rate paid by a third party to an affiliate of Occidental Petroleum Corporation under a separate license. In the lawsuit, we claimed that RSRC had, for at least the last ten years, been charging an arbitrarily high royalty rate in contradiction of the License terms. In addition, we sought a modification of the expiration term of the License land-lease between Ciner Wyoming and RSRC to those terms granted to other licensors in accordance with the most favored nation clause.
On June 28, 2018, RSRC and Ciner Wyoming signed a Settlement Agreement and Release (the “Settlement Agreement”) which among other things (i) required RSRC to pay Ciner Wyoming $27,500 which was received on July 2, 2018, and (ii)

concurrently amended selected sections of the License land-lease including among other things, (a) extension of the term of the License Agreement to July 18, 2061 and for so long thereafter as Ciner Wyoming continuously conducts operations to mine and remove sodium minerals from the licensed premises in commercial quantities; and (b) revises the production royalty rate for each sale of sodium mineral products produced from ore extracted from the licensed premises at the royalty rate of eight percent (8%) of the net sales of such sodium mineral products. There are no unresolved conditions or uncertainties associated with the Settlement Agreement and management determined the $27,500 settlement payment was related to the historical overpayment of royalties. The $27,500 litigation settlement was realized in the second quarter of 2018.
Off-Balance Sheet Arrangements - We have a self-bond agreement with the Wyoming Department of Environmental Quality (“WDEQ”) under which we commit to pay directly for reclamation costs at our Green River, Wyoming plant site. The amount of the bond was $36,200 and $32,900 as of December 31, 2019 and December 31, 2018, respectively, the former of which is the amount we would need to pay the State of Wyoming for reclamation costs if we cease mining operations currently. The amount of this self-bond is subject to change upon periodic re-evaluation by the Land Quality Division. In May 2019, the State of Wyoming enacted legislation that limits our and other mine operators’ ability to self-bond, which will require the Company to seek other acceptable financial instruments to provide additional assurance for its reclamation obligations. The Company expects to provide such assurances by securing a third-party surety bond no later than November 2020. As of the date of this Report, the Company anticipates that any such impact on the Company’s net income and liquidity will be limited. The amount of such surety guarantee is subject to change upon periodic re-evaluation by the WDEQ’s Land Quality Division.

13. AFFILIATE TRANSACTIONS

Ciner Corp is the exclusive sales agent for the Company and through its membership in ANSAC, Ciner Corp is responsible for promoting and increasing the use and sale of soda ash and other refined or processed sodium products produced. ANSAC operates on a cooperative service-at-cost basis to its members such that typically any annual profit or loss is passed through to the members. On November 9, 2018, Ciner Corp delivered a notice to terminate its membership in ANSAC. See Note 2 - Nature of Operations and Summary of Significant Accounting Policies - ANSAC Exit for more information regarding the notice to terminate.
All actual sales and marketing costs incurred by Ciner Corp are charged directly to the Company. Selling, general and administrative expenses also include amounts charged to the Company by Ciner Corp principally consisting of salaries, benefits, office supplies, professional fees, travel, rent and other costs of certain assets used by the Company. Ciner Corp has agreed to provide the Company with certain corporate, selling, marketing, and general and administrative services, in return for which the Company has agreed to pay Ciner Corp an annual management fee and reimburse Ciner Corp for certain third-party costs incurred in connection with providing such services. In addition, under the limited liability company agreement of the Company, as amended, the Company reimburses the Partnership for employees who operate the Company’s assets and for support provided to the Company. These transactions do not necessarily represent arm's length transactions and may not represent all costs if the Company operated on a standalone basis.
The total selling, general and administrative costs charged to the Company by affiliates for the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Ciner Corp	$14,233	$13,728	$13,549
ANSAC (1)	3,508	2,998	2,487
Ciner Resources	663	972	484
Total selling, general and administrative expenses - affiliates	$18,404	$17,698	$16,520

(1) ANSAC allocates its expenses to its members using a pro rata calculation based on sales.

Cost of products sold includes an allocation of Ciner Corp's rail car lease expense (refer to Note 12) and charges for logistics services provided by ANSAC. For the years ended December 31, 2019, 2018 and 2017, these ANSAC logistics costs were $0, $0 and $19,573, respectively. When we elect to use ANSAC to provide freight services for our other non-ANSAC international sales, ANSAC separately and directly charges the Company for such services. During the year ended 2019 and 2018 we did not use ANSAC for non-ANSAC international sales. The decrease in freight costs charged by ANSAC was due to a decrease in non-ANSAC international sales, to CIDT, during the years ended December 31, 2019 and December 31, 2018 when compared to 2017. There were no sales to CIDT during the years ended December 31, 2019 and December 31, 2018, as the previous contract concluded in the 2017 year.
Net sales to affiliates for the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
ANSAC	$315,847	$253,345	$222,231
CIDT	—	—	82,266
Total	$315,847	$253,345	$304,497
As of December 31, 2019 and 2018, the Company had due from/to with affiliates as follows:

	2019		2018
	Due from Affiliates	Due to Affiliates	Due from Affiliates	Due to Affiliates
ANSAC	$53,859	$1,614	$48,707	$743
CIDT	5,468	—	7,116	—
Ciner Corp	35,713	1,423	14,324	2,014
Other	75	178	212	86
Total	$95,115	$3,215	$70,359	$2,843

The increase in due from Ciner Corp from December 31, 2018 to December 31, 2019 is due to timing of funding of pension and postretirement plans offered and administered by Ciner Corp.
14. MAJOR CUSTOMERS AND SEGMENT REPORTING
Our operations are similar in geography, nature of products we provide and type of customers we serve. As the Company earns substantially all of its revenues through the sale of soda ash mined at a single location, we have concluded that we have one operating segment for reporting purposes. The net sales by geographic area for the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017
Domestic	$206,996	$233,414	$192,843
International:
ANSAC	315,847	253,345	222,231
CIDT	—	—	82,266
Total international	315,847	253,345	304,497
Total net sales	$522,843	$486,759	$497,340

15. REVENUE
The Company has one reportable segment and our revenue is derived from the sale of soda ash which is our sole and primary good and service. We account for revenue in accordance with ASC 606, Revenue from Contracts with Customers.
Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. At contract inception, we assess the goods and services promised in contracts with customers and identify performance obligations for each promise to transfer to the customer, a good or service that is distinct. To identify the performance obligations, the Company considers all goods and services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. From its analysis, the Company determined that the sale of soda ash is currently its only performance obligation. Many of our customer volume commitments are short-term and our performance obligations for the sale of soda ash are generally limited to single purchase orders.
When performance obligations are satisfied. Substantially all of our revenue is recognized at a point-in-time when control of goods transfers to the customer.
Transfer of Goods. The Company uses standard shipping terms across each customer contract with very few exceptions. Shipments to customers are made with terms stated as Free on Board (“FOB”) Shipping Point. Control typically transfers when goods are delivered to the carrier for shipment, which is the point at which the customer has the ability to direct the use of and obtain substantially all remaining benefits from the asset.
Payment Terms. Our payment terms vary by the type and location of our customers. The term between invoicing and when payment is due is not significant and consistent with typical terms in the industry.
Variable Consideration. We recognize revenue as the amount of consideration that we expect to receive in exchange for transferring promised goods or services to customers. We do not adjust the transaction price for the effects of a significant financing component, as the time period between control transfer of goods and services and expected payment is one year or less. At the time of sale, we estimate provisions for different forms of variable consideration (discounts, rebates, and pricing adjustments) based on historical experience, current conditions and contractual obligations, as applicable. The estimated transaction price is typically not subject to significant reversals. We adjust these estimates when the most likely amount of consideration we expect to receive changes, although these changes are typically immaterial.
Returns, Refunds and Warranties. In the normal course of business, the Company does not accept returns, nor does it typically provide customers with the right to a refund.
Freight. In accordance with ASC 606, the Company made a policy election to treat freight and related costs that occur after control of the related good transfers to the customer as fulfillment activities instead of separate performance obligations. Therefore freight is recognized at the point in which control of soda ash has transferred to the customer.
Revenue disaggregation. In accordance with ASC 606-10-50, the Company disaggregates revenue from contracts with customers into geographical regions. The Company determined that disaggregating revenue into these categories achieved the disclosure objectives to depict how the nature, timing, amount and uncertainty of revenue and cash flows are affected by economic factors. Refer to Note 14, “Major Customers and Segment Reporting” for revenue disaggregated into geographical regions.
Contract Balances. The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities).
Contract Assets. At the point of shipping, the Company has an unconditional right to payment that is only dependent on the passage of time. In general, customers are billed and a receivable is recorded as goods are shipped. These billed receivables are reported as “Accounts Receivable, net” on the Balance Sheet as of December 31, 2019 and December 31, 2018. There were no contract assets as of December 31, 2019 or December 31, 2018.
Contract Liabilities. There may be situations where customers are required to prepay for freight and insurance prior to shipment. The Company has elected the practical expedient for its treatment of freight and therefore, such prepayments are considered a part of the single obligation to provide soda ash. In such instances, a contract liability for prepaid freight will be recorded. For the twelve months ended December 31, 2019, there were no customers that required prepaid freight. There were no contract liabilities as of December 31, 2019 or as of the date of adoption of ASC 606.
Practical and Expedients Exceptions
Incremental costs of obtaining contracts. We generally expense costs related to sales, including sales force salaries and marketing expenses, when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses.
Unsatisfied performance obligations. We do not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

16. SUBSEQUENT EVENT
On February 18, 2020, the members of the Board of Managers of Ciner Wyoming, approved a cash distribution to the members of Ciner Wyoming in the aggregate amount of $14,500. This distribution was paid on February 20, 2020.

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